Exhibit 99.1

Textainer Group Holdings Limited

Announces Planned Dual Listing on the Johannesburg Stock Exchange and the Proposed Distribution of Textainer Shares Held by Trencor Limited to the Shareholders of Trencor Limited

HAMILTON, Bermuda – September 18, 2019 –Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today announced that Trencor Limited (JSE: TRE “Trencor”), the holder of 27.2 million common shares of Textainer or approximately 47.5% of the Company’s common shares, has filed with the Johannesburg Stock Exchange (JSE) a circular (the “Trencor circular”) requesting that Trencor’s shareholders approve the unbundling of Trencor’s shares in Textainer, which if approved would result in Trencor’s shareholders receiving approximately 15.7 common shares of Textainer for every 100 common shares of Trencor they hold.   In connection with the unbundling of the Textainer shares held by Trencor, Textainer has submitted a voluntary application for a secondary, or dual, listing on the main board of the JSE and this application has been approved by the JSE.  Assuming the conditions precedent noted below are met, it is currently anticipated that the share unbundling would occur on December 17, 2019.

The unbundling of Textainer shares to Trencor shareholders is subject to the following conditions precedent, each of which must be met: (i)  the requisite approval of the Trencor shareholders, (ii) less than 1% (or such higher percentage that the Trencor Board may determine) of the Trencor shareholders exercise appraisal rights, (iii) the JSE approval of Textainer’s inward listing application on a basis acceptable to the Textainer Board of Directors and the implementation of the inward listing in accordance with its terms, (iv) a minimum threshold of Trencor shareholders provide Trencor with certain South African dividends tax declarations and undertakings, (v) the Trencor Board of Directors shall approve and implement the unbundling as stated in the Trencor circular, and (vi) the South African Takeover Regulation Panel shall issue a compliance certificate to Trencor.   In connection with the unbundling and as part of the Trencor circular being distributed to all Trencor shareholders, Trencor is also making an offer to purchase for cash the holdings of small shareholders of Trencor.   The unbundling circular also provides additional information on the transaction, including a detailed timeline for the transactions, a detailed summary of the offers being made to small shareholders of Trencor and summarizes the tax and dividend consequences of the transaction for Trencor’s shareholders.  A copy of the unbundling circular is publicly available on Trencor’s website, www.trencor.net.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: the expected timing and completion of the unbundling and inward listing of TGH shares on the JSE. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

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